SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13G

                Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                            The Valspar Corporation
                               (Name of Issuer)

                         Common Stock, $0.50 Par Value
                        (Title of Class of Securities)

                                   920355104
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 920355104                  13G


1.    NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      C. Angus Wurtele
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                            (b) [  ]

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

       NUMBER     5.    SOLE VOTING POWER             1,904,006
    OF SHARES
  BENEFICIALLY    6.    SHARED VOTING POWER             741,890
OWNED BY EACH
    REPORTING     7.    SOLE DISPOSITIVE POWER        1,904,006
  PERSON WITH
                  8.    SHARED DISPOSITIVE POWER        741,890

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,645,896

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      12.25%

12.   TYPE OF REPORTING PERSON*

      IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!



Item 1(a)  Name of Issuer:         The Valspar Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1101 Third Street South
            Minneapolis, MN  55415

Item 2(a)   Name of Person Filing:  See Cover Page Item 1

Item 2(b)   Address of Principal Business Office or, if none, residence:

            1101 Third Street South
            Minneapolis, MN  55415

Item 2(c)   Citizenship:            See Cover Page Item 4

Item 2(d)   Title of Class of Securities:       Common

Item 2(e)   CUSIP No.:        See Cover Page

Item 3      Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):


            Not applicable

Item 4(a)   Amount Beneficially Owned:          See Cover Page Item 9

Item 4(b)   Percent of Class:       See Cover Page Item 11

Item 4(c)   Number of Shares as to Which Such Person has:

            (i)   sole power to vote or to direct the vote: See Cover Page
                  Item 5
            (ii)  shared power to vote or to direct the vote:  See Cover Page
                  Item 6
            (iii) sole power to dispose or to direct the disposition of:  See
                  Cover Page Item 7
            (iv)  shared power to dispose or to direct the disposition of:
                  See Cover Page Item 8

Item 5      Ownership of Five Percent or Less of a Class:   Not applicable


Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Shares reported include 10,000 shares owned by spouse; 691,040 shares held for his benefit as co-trustee; 4,850 shares held in trust for child with spouse as co-trustee; and 36,000 shares held in trust for child with Norwest Bank Minnesota as co-trustee.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Not applicable

Item 8      Identification and Classification of Members of the Group:

            Not applicable

Item 9      Notice of Dissolution of Group:           Not applicable

Item 10     Certification:    Not applicable



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1993.


Dated:      February 14, 1994.


                                            /s/ C. Angus Wurtele
                                              C. ANGUS WURTELE